UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 1, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

2010 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared under International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2010 with comparative figures for the corresponding year of 2009 as follows. Investors are hereby reminded that, since the Company has completed the absorption of the former 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) (“Shanghai Airlines”) in 2010, information and analysis in respect of the operation and financial status of the Group for the year 2010 disclosed herein have taken into account Shanghai Airlines, whereas the comparative figures for the year of 2009 have not.

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2010

		2010	2009
	Note	RMB’000	RMB’000

Revenues	4	73,803,659	38,989,659
Other operating income	6	658,620	1,288,017

Operating expenses
Aircraft fuel		(21,605,611)	(12,254,980)
Gain on fair value movements of derivatives financial instruments	7	833,384	3,774,688
Take-off and landing charges		(7,454,637)	(5,460,351)
Depreciation and amortisation		(6,757,837)	(5,202,835)
Wages, salaries and benefits		(8,940,786)	(5,148,877)
Aircraft maintenance		(4,614,093)	(3,018,724)
Impairment losses	8	(405,391)	(109,417)
Food and beverages		(1,596,454)	(1,201,023)
Aircraft operating lease rentals		(3,975,557)	(2,517,567)
Other operating lease rentals		(601,742)	(407,386)
Selling and marketing expenses		(3,323,830)	(1,977,760)
Civil aviation infrastructure levies		(1,295,612)	(890,348)
Ground services and other charges		(439,664)	(289,993)
Transportation, accommodation and meals		(1,303,974)	–
Office, administrative and other expenses		(7,283,529)	(3,751,763)
Total operating expenses		(68,765,333)	(38,456,336)

	Note	2010 RMB’000	2009 RMB’000

Operating profit		5,696,946	1,821,340
Share of results of associates		39,228	(46,602)
Share of results of jointly controlled entities		28,154	23,803
Finance income	9	1,155,384	205,304
Finance costs	10	(1,501,900)	(1,754,640)

Profit before income tax		5,417,812	249,205
Income tax	11	(133,491)	(52,547)

Profit for the year		5,284,321	196,658

Other comprehensive (loss)/income for the year
Cash flow hedges, net of tax		(17,016)	57,914
Fair value movements of available-for-sale investments		(534)	–
Fair value movements of available-for-sale investments held by associates		1,543	(585)

Total comprehensive income for the year		5,268,314	253,987

Profit attributable to:
Owners of the parent		4,957,989	168,766
Non-controlling interests		326,332	27,892

		5,284,321	196,658

Total comprehensive income attributable to:
Owners of the parent		4,941,982	226,095
Non-controlling interests		326,332	27,892

		5,268,314	253,987

Earnings per share attributable to Owners of the parent during the year
Basic and diluted (RMB)	13	0.44	0.03

CONSOLIDATED BALANCE SHEET
As at 31 December 2010

		2010	2009
	Note	RMB’000	RMB’000

Non-current assets
Intangible assets		11,333,376	69,622
Property, plant and equipment		68,822,273	56,703,560
Lease prepayments		1,406,156	970,835
Advanced payments on acquisition of aircraft		6,356,602	5,081,174
Investments in associates		807,669	723,022
Investments in jointly controlled entities		406,170	372,793
Available-for-sale financial assets		242,005	57,269
Other long-term assets		1,752,115	926,312
Deferred tax assets		75,188	83,748
Derivative assets		52,081	–
		91,253,635	64,988,335
Current assets
Flight equipment spare parts		1,286,898	932,260
Trade receivables	14	2,127,446	1,370,871
Prepayments, deposits and other receivables		5,157,004	2,370,495
Cash and cash equivalents		3,078,228	1,735,248
Derivative assets		18,970	3,490
Non-current assets held for sale		411,535	450,693
		12,080,081	6,863,057
Current liabilities
Sales in advance of carriage		2,577,855	1,420,183
Trade payables and notes payable	15	4,275,443	6,480,459
Other payables and accrued expenses		14,536,168	11,517,204
Current portion of obligations under finance leases		2,137,831	2,125,430
Current portion of borrowings		15,210,660	12,330,075
Income tax payable		64,787	21,126
Current portion of provision for return condition checks for aircraft under operating leases		339,091	609,884
Derivative liabilities		121,982	1,006,286
		39,263,817	35,510,647

Net current liabilities		(27,183,736)	(28,647,590)

Total assets less current liabilities		64,069,899	36,340,745

		2010	2009
	Note	RMB’000	RMB’000

Non-current liabilities
Obligations under finance leases		17,070,502	17,244,805
Borrowings		23,354,997	13,004,874
Provision for return condition checks for aircraft under operating leases		2,475,412	1,237,871
Other long-term liabilities		1,804,862	1,203,423
Deferred tax liabilities		51,814	51,539
Post-retirement benefit obligations		2,556,001	1,798,707
Derivative liabilities		194,425	123,345
		47,508,013	34,664,564

Net assets		16,561,886	1,676,181

Equity
Capital and reserves attributable to Owners of the parent
Share capital		11,276,539	9,581,700
Reserves		3,994,748	(8,347,147)
		15,271,287	1,234,553
Non-controlling interests		1,290,599	441,628

Total equity		16,561,886	1,676,181

Notes

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state- owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

In January 2010, the Company issued 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines Co., Ltd (“Shanghai Airlines”), a PRC airlines company previously listed on The Shanghai Stock Exchange, in exchange for all issued shares of Shanghai Airlines. Thereafter, Shanghai Airlines was delisted and became a wholly owned subsidiary of the Company.

2.	BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

In preparing the financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit.

As at 31 December 2010, the Group’s accumulated losses were approximately RMB12.96 billion and its current liabilities exceeded its current assets by approximately RMB27.18 billion.

Against this background, the Board has taken active steps to seek additional sources of finance and improve the Group’s liquidity position. As at 31 December 2010, the Group had unutilised credit facilities of approximately RMB30.72 billion from banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the credit facilities and based on the Group’s history of obtaining finance and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

Except as described in note 3(a) below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2009, as described in these annual financial statements.

(a)	New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group’s existed business and mandatory for the first time for the financial year beginning 1 January 2010:

•
IFRS3 (revised), ‘Business combinations’, and consequential amendments to IAS 27,‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests (“NCI”) in the acquiree either at fair value or at the NCI’s proportionate share of the acquiree’s net assets. All acquisition- related costs are expensed.

As the Group has adopted IFRS 3 (revised), it is required to adopt IAS 27 (revised), “consolidated and separate financial statements”, at the same time. IAS 27 (revised) requires the effects of all transactions with NCI to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. IAS 27 (revised) also requires that total comprehensive income is attributed to the owners of the parent and to NCI even if this results in the NCI having a deficit balance. The standard requires prospective application of the amendment. The Group has applied the new policy prospectively to transactions occurring on or after 1 January 2010. As a consequence, no adjustments were necessary to any of the amounts previously recognised in the financial statements.

•
Amendment to IAS 38 “Intangible Assets” clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. It is not expected to have any material impact on the Group or the Company’s entity financial statements.

•
IAS 17 (Amendment) “Leases”, in the second improvement project to IFRSs issued by the IASB in April 2009 (“Second Improvement Project”) deletes the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. This amendment has no impact on the classifications of leases of lands of the Group as all payments for lands of the Group are regarded as operating lease prepayments. It is not expected to have any material impact on the Group or the Company’s entity financial statements.

•
IAS 1 (amendment), ‘Presentation of financial statements’. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. It is not expected to have any material impact on the Group or the Company’s entity financial statements.

•
IAS 36 (amendment), ‘Impairment of assets’. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, ‘Operating segments’ (that is, before the aggregation of segments with similar economic characteristics). It is not expected to have any material impact on the Group or the Company’s entity financial statements.

4.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	Group
	2010	2009
	RMB’000	RMB’000

Traffic revenues	67,390,909	36,924,830
– Passenger	58,968,019	32,800,411
– Cargo and mail	8,422,890	4,124,419
Ground service income	1,957,610	974,732
Tour operations income	1,932,510	–
Cargo handling income	673,329	296,827
Commission income	460,259	206,137
Others	1,389,042	587,133

	73,803,659	38,989,659

Note:

Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Group’s traffic revenues, ground service income, tour operations income, cargo handling income, commission income and other revenues are generally subject to business tax levied at rates of 3% or
5%.

Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by Ministry of Finance and the State Administration of Taxation, the Group’s revenues generated from the provision of international transportation services are exempt from business tax from 1 January 2010.

The business tax incurred and set off against the above Group’s revenues for the year ended 31 December 2010 amounted to approximately RMB1,463 million (2009: approximately RMB1,019 million).

5.	SEGMENT INFORMATION

(a)	The chief operating decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline operations”, which are structured and managed separately. The “airline operations” comprises the provision of air passenger, air cargo services, mail and ground logistics.

Other services including tour operations, aviation training, air catering and other miscellaneous services are not included within the airline operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in (c) as below.

The segment results for the year ended 31 December 2010 are as follows:

	Airline	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	72,029,550	2,928,558	–	–	74,958,108
Inter-segment sales	427,141	295,335	(722,476)	–	–

Reportable segment revenue	72,456,691	3,223,893	(722,476)	-	74,958,108

Reportable segment profit before income tax	5,633,323	88,407	–	119,363	5,841,093

Other segment information
Depreciation and amortisation	6,916,308	69,397	–	–	6,985,705
Impairment losses	425,772	1,289	–	–	427,061
Capital expenditure	22,752,632	336,978	–	–	23,089,610

The segment results for the year ended 31 December 2009 are as follows:

	Airline	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	39,727,636	103,695	–	–	39,831,331
Inter-segment sales	–	126,124	(126,124)	–	–

Reportable segment revenue	39,727,636	229,819	(126,124)	–	39,831,331

Reportable segment profit before income tax	644,307	18,563	–	(22,749)	640,121

Other segment information
Depreciation and amortisation	5,278,242	54,494	–	–	5,332,736
Impairment losses	118,022	202	–	–	118,224
Capital expenditure	8,112,355	70,386	–	–	8,182,741

*	Unallocated results primarily represent the share of results of associates and jointlycontrolled entities.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geography are analyzed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	Group
	2010	2009
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	51,060,489	27,482,611
Regional (Hong Kong, Macau and Taiwan)	3,900,952	1,986,964
International	19,996,667	10,361,756

Total	74,958,108	39,831,331

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geography and hence segment assets and capital expenditure by geography have not been presented.

(c)	Reconciliation of reportable segment revenue and profit to the consolidated figures as reported in the consolidated financial statements.

	Group
	2010 RMB’000	2009 RMB’000

Revenue
Reportable segment revenue	74,958,108	39,831,331
– Reclassification of business tax and expired sales in advance of carriage	(1,154,449)	(841,672)

Consolidated revenue	73,803,659	38,989,659

	Group
	2010 RMB’000	2009 RMB’000

Profit before income tax
Reportable segment profit	5,841,093	640,121
– Difference in depreciation and impairment charges for
aircraft, engines and flight equipment	(83,765)	(64,988)
– Provision for post-retirement benefits	(347,936)	(334,348)
– Reversal of revaluation surplus relating to land use rights	8,420	8,420

Consolidated profit before income tax	5,417,812	249,205

6.	OTHER OPERATING INCOME

	Group
	2010	2009
	RMB’000	RMB’000

Other operating income
– Refund of civil aviation infrastructure levies (Note (a))	–	831,749
– Other government subsidies (Note (b))	658,620	456,268

	658,620	1,288,017

Note:

(a)
Pursuant to Cai Jian (2009) No. 4 issued by Ministry of Finance and Civil Aviation Administration of China in 2009, the civil aviation infrastructure levies collected from PRC domestic airlines for the period from 1 July 2008 to 30 June 2009 will be refunded. The amount for the year ended 31 December 2009 represents the refunds of civil aviation infrastructure levies received by the Group in 2009.

(b)
Other government subsidies represent (i) subsidies granted by local governments to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

7.	GAIN ON FAIR VALUE MOVEMENTS OF DERIVATIVES FINANCIAL INSTRUMENTS

	Group
	2010 RMB’000	2009 RMB’000

Gain arising from fair value movements of derivatives financial instruments
– Crude oil option contracts (Note)	800,195	3,743,746
– Other derivatives	33,189	30,942

	833,384	3,774,688

Note:

In prior years, the Group entered into crude oil option contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The crude oil option contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each option contract, the call options price at which the Group is effectively entitled to buy crude oil will be higher than that at which the counterparty is effectively entitled to sell.

The Group did not enter into crude oil option contracts in 2010. All existing crude oil option contracts as at 31 December 2010 were entered into by the Group prior to 2010. None of the crude oil option contracts entered into by the Group qualified for hedge accounting, the realized and unrealized market to market gains of the crude oil option contracts during the year were recognized in the consolidated income statement.

8.	IMPAIRMENT LOSSES

	Group
	2010	2009
	RMB’000	RMB’000

Impairment charge on non-current assets held for sale (Note)	256,694	35,443
Impairment charge on flight equipment spare parts	148,697	53,579
Impairment charge on property, plant and equipment	–	16,396
Other impairment charge	–	3,999

	405,391	109,417

Note:

In December 2010, the Group management passed a resolution to dispose certain aircraft and related engines in the forthcoming 12 months in consideration of the low operation efficiency and high maintenance costs of these aircraft. The proposed disposal is part of the Group’s fleet portfolio streamlining exercise. Subsequent to 2010 year end, the Group has taken active steps to seek potential buyers and obtain buyers’ quotes. The aircraft and engines with an aggregate carrying of RMB412 million has been classified as non-current assets held for sale at 31 December 2010. An impairment loss charge of approximately RMB257 million was made against these aircraft and engines by reference to the estimated market values which approximate to the price quotes provided by the potential buyers.

9.	FINANCE INCOME

	Group
	2010	2009
	RMB’000	RMB’000

Exchange gains, net (Note)	1,074,796	95,379
Interest income	80,588	109,925

	1,155,384	205,304

Note:

The exchange gain for the years ended 31 December 2010 and 2009 primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

10.	FINANCE COSTS

	Group
	2010	2009
	RMB’000	RMB’000

Interest relating to obligations under finance leases	279,095	486,845
Interest on borrowings	1,234,837	1,407,053
Interest relating to notes payable	143,482	83,964

	1,657,414	1,977,862
Less: Amounts capitalised into advanced payments on acquisition
of aircraft (Note)	(150,668)	(223,222)
Amounts capitalized into construction in progress	(4,846)	–

	1,501,900	1,754,640

Note:

The average interest rate used for interest capitalisation is 3.75% per annum for the year ended 31 December 2010 (2009: 4.50%)

11.	INCOME TAX

Income tax charged to the consolidated income statement is as follows:

	Group
	2010	2009
	RMB’000	RMB’000

Provision for PRC income tax	125,309	60,398
Deferred taxation	8,182	(7,851)

	133,491	52,547

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ended 31 December 2010, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 22% (2009: 20%). Other subsidiaries of the Company, except for those incorporated in Hong Kong and subject to Hong Kong corporate income tax rate of 16.5% (2009: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2009: 25%) under the New CIT Law.

12.	DIVIDEND

The Board has not recommended any dividend for the year ended 31 December 2010 (2009: Nil).

13.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to owners of the parent of RMB4,958 million (2009: RMB169 million) and the weighted average number of shares of 11,149,426,000 (2009: 6,436,828,000) in issue during the year ended 31 December 2010.

The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

14.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	Group
	2010	2009
	RMB’000	RMB’000

Within 90 days	2,058,666	1,299,761
91 to 180 days	27,094	37,427
181 to 365 days	39,882	9,297
Over 365 days	233,202	246,202

	2,358,844	1,592,687
Less: provision for impairment of receivables	(231,398)	(221,816)

	2,127,446	1,370,871

15.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:
	Group
	2010	2009
	RMB’000	RMB’000

Within 90 days	2,477,327	5,161,027
91 to 180 days	1,190,393	772,255
181 to 365 days	290,991	157,856
Over 365 days	316,732	389,321

	4,275,443	6,480,459

16.	BUSINESS COMBINATIONS

On 10 July 2009, the Company entered into an absorption agreement (the “Absorption Agreement”) with Shanghai Airlines in relation to a proposed acquisition of Shanghai Airlines (the “Acquisition”). Pursuant to the Absorption Agreement, the Company would issue 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. The acquisition was completed on 28 January 2010 (the “Acquisition Date”), on which Shanghai Airlines was delisted and became a wholly owned subsidiary of the Company thereafter.

Based on the 1,694,838,860 A shares issued, the acquisition price is RMB9,118 million, which is determined based on the quoted market price of the Company’s shares issued as of the date closest to the Acquisition Date with adjustments to reflect restrictions specific to certain shares issued.

The carrying amount and fair value of the identifiable assets and liabilities of Shanghai Airlines as at the Acquisition Date were approximately negative RMB776 million and negative RMB2,151 million respectively. The resulting goodwill is determined to be RMB11,270 million and is attributable to strengthening the competitiveness of the Company, attaining synergy through integration of the resources and promoting the evolution of Shanghai international air transportation centre.

B.	PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS

Condensed consolidated income statement
For the year ended 31 December 2010

	2010	2009
	RMB’000	RMB’000

Revenue	74,958,108	39,831,331
Less: Cost of operation	(60,726,601)	(37,248,315)
Taxes and levies	(1,462,770)	(1,018,791)
Selling and distribution expenses	(5,324,601)	(2,969,537)
General and administrative expense	(2,656,326)	(1,538,857)
Finance expenses, net	(431,289)	(1,639,336)
Impairment loss	(427,061)	(118,224)
Add: Fair value gain	833,384	3,774,688
Investment income/(loss)	119,363	(22,749)

Operating profit/ (loss)	4,882,207	(949,790)
Add: Non-operating income	1,093,164	1,604,096
Less: Non-operating expenses	(134,278)	(14,185)

Total profit	5,841,093	640,121
Less: Income tax	(138,177)	(80,874)

Net profit	5,702,916	559,247

Attribute to:
– Owners of the parent	5,380,375	711,677
– Non-controlling interests	322,541	(152,430)

	5,702,916	559,247

Condensed Consolidated Balance Sheet
As at 31 December 2010

	2010	2009
	RMB’000	RMB’000

Assets
Total current assets	11,720,627	6,863,939
Long-term investment	1,450,375	1,152,521
Fixed assets and construction in progress	75,506,263	61,578,262
Goodwill	8,509,030	–
Intangible assets and other non-current assets	3,579,627	2,366,518
Deferred tax assets	44,195	57,441

Total assets	100,810,117	72,018,681

Liabilities and equity
Current liabilities	39,167,783	35,663,041
Non-current liabilities	45,014,343	32,690,973
Deferred tax liabilities	51,814	51,539

Total liabilities	84,233,940	68,405,553

Owners of the parent	15,577,109	3,365,592
Non-controlling interests	999,068	247,536

Total equity	16,576,177	3,613,128

Total liabilities and equity	100,810,117	72,018,681

C.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING STANDARDS

	2010	2009
	RMB’000	RMB’000

Consolidated profit attributable to owners of the parent
As stated in accordance with PRC Accounting
Regulations	5,380,375	711,677
Impact of IFRS and other adjustments:
Difference in depreciation for flight equipment due to
different depreciation lives used previously	(74,183)	(55,406)
Difference in depreciation and impairment charges
for aircraft and engines due to different depreciation
lives	(9,582)	(9,582)
Provision for post-retirement benefits	(347,936)	(334,348)
Reversal of additional amortisation due to the
revaluation surplus relating to land use rights	8,420	8,420
Deferred tax adjustments	4,686	28,327
Non-controlling interests	(3,791)	(180,322)

As stated in accordance with IFRS	4,957,989	168,766

Consolidated net assets attributable to owners
of the parent
As stated in accordance with PRC Accounting
Regulations	15,577,109	3,365,592
Impact of IFRS and other adjustments:
Difference in depreciation for flight equipment
due to different depreciation lives used previously	–	74,183
Difference in depreciation and impairment charges
for aircraft and engines due to different depreciation
lives	84,147	93,729
Provision for post-retirement benefits	(2,617,283)	(1,849,933)
Intangible assets (Goodwill)	2,760,665	–
Reversal of revaluation surplus relating to land use
rights	(352,206)	(360,626)
Others	79,393	79,393
Deferred tax adjustments	30,993	26,307
Non-controlling interests	(291,531)	(194,092)

As stated in accordance with IFRS	15,271,287	1,234,553

SUMMARY OF SELECTED OPERATING DATA

	For the period of 1 January 2010 to 31 December 2010	For the period of 1 January 2009 to 31 December 2009	Change

Capacity
ATK (available tonne – kilometres (millions)	17,887.36	12,505.53	43.04%
– Domestic routes	9,538.94	7,100.62	34.34%
– International routes	7,533.23	4,846.17	55.45%
– Regional routes	815.19	558.74	45.90%

ASK (available seat – kilometres) (millions)	119,450.88	84,456.39	41.43%
– Domestic routes	83,421.13	59,235.02	40.83%
– International routes	30,453.49	21,386.31	42.40%
– Regional routes	5,576.26	3,835.05	45.40%

AFTK (available freight tonne – kilometres) (millions)	7,136.78	4,904.46	45.52%
– Domestic routes	2,031.04	1,769.46	14.78%
– International routes	4,792.41	2,921.40	64.04%
– Regional routes	313.33	213.59	46.70%

Hours flown (thousands)	1,195.10	838.27	42.57%

Traffic
RTK (revenue tonne – kilometres) (millions)	12,598.98	7,908.69	59.31%
– Domestic routes	6,886.62	4,694.69	46.69%
– International routes	5,196.12	2,900.78	79.13%
– Regional routes	516.23	313.22	64.81%

RPK (revenue passenger – kilometres) (millions)	93,152.76	60,942.09	52.85%
– Domestic routes	66,309.84	44,375.70	49.43%
– International routes	22,769.29	13,993.70	62.71%
– Regional routes	4,073.63	2,572.69	58.34%

RFTK (revenue freight tonne – kilometres) (millions)	4,308.47	2,474.19	74.14%
– Domestic routes	980.43	733.13	33.73%
– International routes	3,172.67	1,656.19	91.56%
– Regional routes	155.37	84.88	83.05%

Number of passengers carried (thousands)	64,930.43	44,042.99	47.43%
– Domestic routes	55,456.27	37,984.73	46.00%
– International routes	6,600.72	4,173.07	58.17%
– Regional routes	2,873.45	1,885.19	52.42%

Weight of freight carried (kg) (millions)	1,464.91	943.89	55.20%
– Domestic routes	729.01	530.15	37.51%
– International routes	617.12	347.76	77.46%
– Regional routes	118.79	65.97	80.07%

	For the period of 1 January 2010 to 31 December 2010	For the period of 1 January 2009 to 31 December 2009	Change

Load factors
Overall load factor (%)	70.44	63.24	7.20 pts
– Domestic routes	72.19	66.12	6.07 pts
– International routes	68.98	59.86	9.12 pts
– Regional routes	63.33	56.06	7.27 pts

Passenger load factor (%)	77.98	72.16	5.82 pts
– Domestic routes	79.49	74.91	4.58 pts
– International routes	74.77	65.43	9.34 pts
– Regional routes	73.05	67.08	5.97 pts

Freight load factor (%)	60.37	50.45	9.92 pts
– Domestic routes	48.27	41.43	6.84 pts
– International routes	66.20	56.69	9.51 pts
– Regional routes	49.59	39.74	9.85 pts

Yields and costs
Revenue tonne – kilometres yield (RMB)	5.35	4.67	14.56%
– Domestic routes	6.30	5.30	18.87%
– International routes	3.87	3.47	11.53%
– Regional routes	7.52	6.32	18.99%

Passenger – kilometres yield (RMB)	0.63	0.54	16.67%
– Domestic routes	0.64	0.54	18.52%
– International routes	0.60	0.51	17.65%
– Regional routes	0.78	0.63	23.81%

Freight tonne – kilometres yield (RMB)	1.95	1.67	16.77%
– Domestic routes	1.28	1.13	13.27%
– International routes	2.04	1.78	14.61%
– Regional routes	4.54	4.13	9.93%

REPORT OF THE BOARD

Review of operations

With the slow recovery of the global economy and the continued strong growth of the Chinese economy, the global civil aviation industry gradually emerged from the financial crisis and resumed a steady uptrend in 2010. The strong growth in demand for aviation services in China made the country the fastest growing market in the global aviation industry during the year 2010. The year 2010 was also an extremely important year in the course of development of the Group. As a result of industry wide improved performance and rapid growth, the opportunities and synergies arising from the absorption of Shanghai Airlines, and the benefits of the Shanghai World Expo, the Group achieved record-level results compared with past years.

In 2010, the Group completed (i) the purchase and finance-lease of a total of 25 aircraft, including fourteen A320 aircraft, three A321 aircraft, five B737-700 and three B737-800 aircraft; (ii) the operating-lease of fourteen aircraft, including ten B737-800 aircraft and four B777F aircraft; (iii) the disposal of fifteen aircraft, including surrender of the lease of two A320 aircraft, one B737-300 aircraft and three MD11F aircraft, and sale of nine MD90 aircraft. As at 31 December 2010, the Group operated a fleet of 355 aircraft, including 337 passenger aircraft and 18 freighters.

In 2010, the Group operated approximately 9,600 scheduled flights per week, to a total of 30 countries and regions serving 182 domestic and foreign cities. In addition, the Group was able to provide more comprehensive air transportation services to major markets around the world through international cooperation efforts, such as code sharing and special prorate agreements, or SPA, etc.. According to statistics of the Civil Aviation Administration of China (“CAAC”), the on-time arrival rate of the Group’s flights was approximately 79.04% in the year, ranking the Group No. 1 among the civil aviation operators in the PRC for three consecutive years.

The Group is based in Shanghai. In 2010, the Group accounted for 54% and 39.2% of the market share at Hongqiao Airport and Pudong Airport, respectively, in terms of flight take-off and landing statistics, and accounted for 52.2% and 37.9% of the market share at Hongqiao Airport and Pudong Airport, respectively, in terms of passenger throughput. In 2010, the Group’s daily average utilization rate of aircraft was 9.7 hours, representing an increase of 0.3 hours compared to the corresponding period in 2009.

In terms of passenger traffic, the Group (i) strengthened and optimized transportation capacity; (ii) strengthened management over transportation price rates and controls over seating arrangements; (iii) enhanced services, by continuing to upgrade service products such as pre-sale, transfer service, business class experience, direct sale via our official website and ticketing via mobile phones, so as to increase sales driven by these products; and taking the opportunities brought by the Shanghai World Expo to actively promote series specialty products for the Shanghai World Expo so as to implement our plan to boost revenue during the Shanghai World Expo; (iv) strengthened channel management by staying close to target customers and extending its marketing network to cover each market segment; (v) strengthened strategic marketing of frequent flyers and corporate customers by launching various e-commerce services including payment by credit card for major customers and sales of transfer service via our official website, in order to increase direct sales; (vi) strengthened data analysis to understand the rhythm of the market and promote precise marketing.

In 2010, the Group strenuously fostered the construction of its hub network. As of the end of 2010, the “three-in-three-out” flight frequency, namely morning, afternoon and evening, had been initially established by the Group at Pudong Airport, achieving bilateral connection of flights for over 25 domestic cities and serving 1.1 million passengers under such transfer service at Pudong Airport in 2010.

As of the end of 2010, Eastern Miles, the frequent flyer program of the Group, had approximately 11.88 million members and established co-operative relationships with global partners from the aviation, hotel, banking, car rental, catering, magazine and travel industries.

In terms of freight transport, the Group made an effort to improve daily utilization rate, freight load factor and on-time arrival rate of our aircraft. By taking innovative marketing measures, the Group kicked off its whole year pre-sale and online direct sale, and worked out a system of bundled sale for inbound and outbound flights in response to the fluctuation of demand between peak and low seasons for freight transportation. A number of truck flights had been added to expand our marketing network. The Group also operated in association with speed-post agencies. In addition, the integration of the operation and management of the freight businesses of the Group and Shanghai Airlines was completed. Integration with 長城航空有限 公司 (Great Wall Airlines) (“Great Wall Airlines”) made steady progress.

In terms of costs, the Group actively adjusted its debt structure to control the scale of its loans and seek favorable interest rates. In addition, centralized procurement management was reinforced, maintenance costs were strictly controlled, route structure was continually optimised and fuel saving measures were generally implemented. By creating synergies from the integration with Shanghai Airlines, strictly managing budget and implementing process control, the Group controlled costs at full-scale level and in all aspects.

In terms of brand building, the Group focused on service quality to build up its brand image. In conjunction with serving the Shanghai World Expo, the Group launched a World Expo series of products and enhanced its capability and quality of full-range services. The Group also organized promotional activities for better brand recognition in a systematic and comprehensive way. It also participated in charitable activities in order to further promote its brand image. The Group rolled out its large-scale charitable activities named “Love at Eastern Airlines”, which fully exemplified the Group’s image of upholding social responsibilities.

In terms of information technology, the Group optimised its infrastructure and communication network for production operation needs. Through its e-commerce website, flight control system and passenger self-service system, the Group provided better support for marketing and passenger service, and enhanced its operating efficiency and management capability.

The Group’s social responsibilities cover economic, social and environmental aspects. The Group actively participated in disaster-relief actions and provided urgent transportation in disasters such as the Yushu earthquake, Zhouqu debris flow disaster, drought fighting in southwestern China, and flood fighting in Gandong, to discharge its social responsibilities. The Group strictly complied with and implemented relevant regulation governing environmental protection and energy conservation and emission reduction, and will strengthen its energy management, foster energy savings and emission reduction as its key approaches to enhancing core competence, advocate the concept of “green flying” in an attempt to create a resources-conservative and environmentally-friendly enterprise and effectively press ahead the healthy development of the Group.

Operational Revenues

In 2010, the Group’s revenue was RMB73,804 million, representing an increase of 89.29% from the same period in the previous year. Transportation revenue amounted to RMB67,391 million, representing an increase of 82.51% from the same period in the previous year. In 2010, the Group’s total traffic volume was 12,599 million tonne-kilometres, representing an increase of 59.31% from the same period in the previous year. The increase was mainly due to the slow recovery of the global economy and robust demand for aviation services as a result of the rapid growth of the Chinese economy, the substantial increase in the Group’s scale of operation subsequent to the absorption of Shanghai Airlines, the impetus created by the Shanghai World Expo and the enhancement of our marketing capabilities.

The Group’s passenger revenues amounted to RMB58,968 million in 2010, representing an increase of 79.78% over the same period in the previous year, and accounting for 87.5% of the Group’s traffic revenues in 2010. The volume of passenger traffic was 93,153 million passenger-kilometres, representing a 52.85% increase compared to the same period in the previous year. The increase was primarily due to the robust demand in the aviation market, the marketing activities launched by the Company to closely reflect market demand, and the increase in the passenger load factor and ticket price levels as a result of the absorption of Shanghai Airlines.

The Group’s domestic passenger traffic volume was 66,310 million passenger-kilometres, representing a 49.43% increase compared to the same period in the previous year. Compared to the same period in the previous year, revenues increased by 75.32% to RMB42,143 million, accounting for 71.47% of the Group’s passenger revenues.

The passenger traffic volume on the Group's international routes was 22,769 million passenger kilometres, representing a 62.71% increase compared to the same period in the previous year. Compared to the same period in the previous year, revenues increased by 91.36% to RMB13,650 million, accounting for 23.15% of the Group’s passenger revenues.

The passenger traffic volume on the Group’s regional routes was 4,074 million passenger- kilometres, representing a 58.34% increase compared to the same period in the previous year. Compared to the same period in the previous year, revenues increased by 94.83% to RMB3,176 million, accounting for 5.39% of the Group’s passenger revenues.

In 2010, the Group’s cargo and mail traffic revenues increased by 104.24% to RMB8,423 million compared to the same period in the previous year, accounting for 12.50% of the Group’s traffic revenues in 2010. The cargo and mail traffic volume was 4,308 million tonne-kilometres, representing a 74.14% increase compared to the same period in the previous year. The increase was mainly due to the continued growth for import and export trade, the Company’s enhanced capability in understanding market trends through market analysis, the enhanced operating efficiency of the Company, and the active development and improvement of its business cooperation with third parties.

Operating expenses

In 2010, the Group’s total operating costs was RMB68,765 million, representing an increase of 78.81% from the same period in the previous year. This was mainly attributable to the expansion in the operating scale of the Company upon the absorption of Shanghai Airlines, and the growth in costs resulting from the substantial increase in aviation fuel prices.

In 2010, the Group recorded substantial increases in aircraft take-off and landing fees, depreciation and amortization, wages, salaries and benefit expenses, maintenance costs, aircraft operating lease expenses and other operating lease expenses, which were primarily due to the expansion of the Company’s scale upon the absorption of Shanghai Airlines.

Analysis of the changes in other items under operating costs of the Group is set out as follows: Expenditure on aviation fuel was RMB21,606 million, representing an increase of 76.3% compared to the same period in the previous year. This was mainly due to the expansion of the Company's scale and an increase of 20% in the average price of aviation fuel compared to the same period in the previous year. The Group’s total aviation fuel consumption in 2010 was approximately 3.85 million tonnes, representing an increase of 46.39% compared to the same period in the previous year. In 2010, aviation fuel expenditures accounted for 31.42% of the Group’s total operating costs.

Office, administration and other operating expenses were RMB7,284 million, representing an increase of 94.14% over the same period in the previous year, primarily due to an increase in non-aviation transportation expenses upon the absorption of Shanghai Airlines.

Impairment losses for assets amounted to RMB405 million, representing an increase of 271.56% over the same period in the previous year. This was primarily due to impairment provisions made in respect of certain aircraft and relevant assets held for sale.

Selling and marketing expenses were RMB3,324 million, representing an increase of 68.05% over the same period in the previous year. This was mainly due to increases in sales volume and selling prices, which increased handling fees of sales agents.

Food and beverage expenses were RMB1,596 million, representing an increase of 32.89% compared to the same period in the previous year. This was primarily due to the growth in passenger volumes and increases in food-related price levels. However, as a result of the Company’s stringent controls over its procurement costs for food and beverage items and other supplies, the change in the unit cost of food and beverage items and other supplies was not significant in 2010 and the increase in such costs was lower than the increase in revenue.

The amount of civil aviation infrastructure levies payable to CAAC amounted to RMB1,296 million, representing an increase of 45.62% compared to the same period in the previous year, which was primarily due to the growth in take-offs and landings as a result of the increase in transportation capacity.

Ground services and other charges were RMB440 million, representing an increase of 51.72% over the same period in the previous year, which was primarily due to the substantial growth in passenger and freight traffic volumes.

Gain on changes in fair value of derivative financial instruments was RMB833 million, compared to RMB3,775 million during the same period in the previous year. It was mainly due to the reversal of the fair value of crude oil option contracts resulting from the surge of international crude oil prices in 2009, whereas international oil prices in 2010 were relatively stable and the magnitude of reversal of fair value of crude oil option contract were less significant. In 2010, the net gain on change in fair value of crude oil option contracts (inclusive of the factor of cash outflow upon settlement) was approximately RMB800 million.

Other operating income and other gains

The Group’s other operating income and other gains primarily includes government subsidies and income from disposal of aircraft and relevant assets. Other operating income and other gains decreased from RMB1,288 million in 2009 to RMB659 million in 2010, primarily due to the refund of civil aviation infrastructure levies of approximately RMB830 million in 2009.

Finance income/costs

In 2010, the Group’s finance income was RMB1,155 million, primarily due to the increase in exchange gain/loss resulting from the appreciation of Renminbi against US dollars. Finance costs were RMB1,502 million, and the decrease was mainly due to improvement of asset structure and the reduction in LIBOR rate.

Profit

As a result of the above, the Group’s profit attributable to owners of the parent in 2010 was RMB4,958 million, representing a 2,833.73% increase as compared to the Group’s profit attributable to owners of the parent of RMB169 million for the same period in the previous year.

Liquidity and Capital Structure

The Group generally finances its working capital requirements through its business operations and short-term bank loans. As of 31 December 2009 and 2010, the Group’s cash and cash equivalents amounted to RMB1,735 million and RMB3,078 million respectively. In 2009 and 2010, the net cash generated from the Group’s operating activities amounted to RMB3,429 million and RMB10,641 million, respectively. In 2010, the basic cash requirements of the Group other than for operating costs were for the purchase and upgrade of aircraft and flight equipment, and for payment of related indebtedness. In 2009 and 2010, net cash used in the Group’s investing activities were RMB7,236 million and RMB8,633 million. The net cash inflow from the Group’s financing activities in 2009 was RMB2,086 million, mainly from bank loans and the issuance of new shares. The net cash outflow from the Group’s financing activities in 2010 was RMB652 million.

The Group generally operates with net current liabilities. As at 31 December 2010, the Group’s current liabilities exceeded its current assets by RMB27,184 million. The Group has been and believes it will continue to be capable of financing its working capital by obtaining borrowings from domestic and foreign banks.

The Group monitors its capital on the basis of its gearing ratio, which is calculated as total liabilities divided by total assets. As at 31 December 2010, the gearing ratio was 0.84.

As of 31 December 2009 and 2010, the total amount of the Group’s short-term loans were RMB8,407 million and RMB11,193 million respectively, and the Group’s long-term loans were RMB16,928 million and RMB27,373 million, respectively. As of 31 December 2009, the Group’s long-term loans payable within two years, from three to five years and beyond five years were RMB6,637 million, RMB6,166 million and RMB4,125 million, respectively, as compared to RMB12,180 million, RMB8,672 million and RMB6,521 million respectively, as of 31 December 2010.

The Group’s obligations under finance leases as of 31 December 2009 and 2010 were RMB19,370 million and RMB19,208 million, respectively. As of 31 December 2009, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB4,219 million, RMB6,785 million and RMB8,366 million, respectively, as compared to RMB4,381 million, RMB6,889 million and RMB7,939 million, as of 31 December 2010.

The Group generally finances its purchase of aircraft through finance leases and bank loans secured by its assets. As of 31 December 2010, the total value of the Group’s mortgaged assets under certain loan agreements amounted to RMB20,800 million, representing an increase of 52.07% from RMB13,678 million as at the end of 2009.

As of 31 December 2010, the Group’s loans comprised USD-denominated loans of USD3,333 million, and RMB-denominated loans of RMB16,494 million. Fixed-rate loans accounted for 16.80% of the total loans, and floating-rate loans account for 83.2% of the total loans. As of 31 December 2009, the Group’s loans comprised USD-denominated loans of USD1,927 million, Euro-denominated loans of Euro12 million and RMB-denominated loans of RMB12,064 million. Fixed-rate loans accounted for 10% of the total loans, and floating-rate loans account for 90% of the total loans.

As of 31 December 2010, the Group’s obligations under finance leases comprised USD-denominated obligations of USD2,534 million, RMB-denominated obligations of RMB1,435 million and Singapore dollar-denominated obligations of 194 million Singapore dollars. The Group's finance leases are floating-rate obligations. As of 31 December 2009, the Group’s obligations under finance leases comprised USD-denominated obligations of USD2,578 million, RMB-denominated obligations of RMB1,765 million. Fixed-rate obligations accounted for 0.7% of the total obligations under finance leases, and floating-rate obligations accounted for 99.3% of the total obligations under finance leases.

RISK ANALYSIS

•	Interest rate fluctuation risk

The Group’s total interest-bearing liabilities (including long-term and short-term loans and finance leases payable) as of 31 December 2009 and 2010 were RMB44,705 million and RMB57,774 million, respectively, of which short-term liabilities accounted for 32.34% and 30.03% respectively, and part of the long-term interest-bearing liabilities were liabilities with variable interest rates. Both were affected by the fluctuation in current market interest rates.

The Group’s interest-bearing liabilities were mainly denominated in US dollars and Renminbi. As of 31 December 2009 and 2010, the Group’s liabilities denominated in US dollars accounted for 68.81% and 67.18% of the total liabilities respectively, while the liabilities denominated in Renminbi accounted for 30.94% and 31.03% of the total liabilities respectively. The fluctuations in the US dollar and the Renminbi interest rates affected the Group’s finance costs to a greater extent.

•	Exchange rate fluctuation risk

Since 21 July 2005, the Chinese government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be different from the current exchange rate to a greater extent.

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group’s major liability item (purchases or leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group’s costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of 31 December 2010, the Group’s total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB39,845 million, of which the US dollar liabilities accounted for 97.41%. Therefore, in circumstances with large fluctuations in exchange rates, the exchange loss arising on the translation of foreign currency denominated liabilities will be greater, which in turn affects the profitability and development of the Group. The Group usually uses hedging contracts for foreign currencies to reduce the risks in exchange rates for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves the sales of Japanese Yen or the purchase of US dollars at fixed exchange rates. As of 31 December 2010, the foreign currency hedging contracts held by the Group which are still open amounted to a notional amount of US$48 million (31 December 2009: US$82 million), which will expire between 2011 and 2017.

The Group recorded a decrease in net exchange gains during the reporting period. As of 31 December 2009 and 2010, the Group’s exchange gains were RMB95 million and RMB1,075 million, respectively. Due to the large value of existing net foreign currency liabilities, the Group’s results will be adversely affected if the Renminbi depreciates against the US dollar or the rate of appreciation of the Renminbi against the US dollar decreases in the future.

•	Risk associated with the fluctuation of fuel prices

Aviation fuel is one of the Group’s major costs of operations. The Group’s results of operations are to a great extent affected by the fluctuation of fuel prices. International fuel prices are mainly affected by the supply and demand in the global market, and domestic fuel prices are under supervision by such authorities as the National Development and Reform Commission and CAAC. The Group generally alleviates the pressure from the rise in operating costs arising from the increase in aviation fuel by imposing fuel surcharges.

In order to control fuel costs, the Group entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years. The Group can therefore limit its costs within a price range by selecting suitable instruments. However, in case of sharp fluctuation in aviation fuel prices, which exceeds the pre-determined price range, it will give rise to loss in reality as well as on books.

As of 31 December 2010, if the price of crude oil increases by 5% as compared to the closing price on 31 December 2010, the fair value gain in respect of crude oil option contracts on 31 December 2010 will increase by approximately RMB24 million; if the price of crude oil decreases by 5% as compared to the closing price on 31 December 2010, the fair value gain in respect of crude oil option contracts on 31 December 2010 will decrease by approximately RMB88 million.

In 2009 and 2010, the actual settlement volumes in respect of hedging as a proportion to fuel consumption in the whole year were 52.59% and 28.2% respectively. In 2010, the Group did not enter into any new crude oil option contracts. Those already signed in past years will be settled by 31 December 2011.

POLICY IMPACT

On 13 April 2010, CAAC and the National Development and Reform Commission of the People’s Republic of China (“NDRC”) jointly issued the《關於民航國內航線頭等艙、公務艙票價有關問題的通知》(hereinafter referred to as the“Notice”). Pursuant to the Notice, with effect from 1 June 2010, market-adjusted pricing would be applied for first-class and business class tickets on domestic civil aviation routes, the exact prices of which will be determined by the respective carriers. On 2 July 2010, the Group officially announced the new pricing proposal in respect of its first-class and business class tickets on its domestic routes. In future, the Group will also fine-tune the prices for its first and business classes on a reasonable, appropriate and timely basis, in accordance with market demand, nature of routes, price sensitivity and competitive environment.

On 23 April 2010, the Ministry of Finance of China and the State Administration of Taxation issued the《關於國際運輸勞務免征營業稅的通知 》. Since the passenger and freight transportation businesses of the Group on international routes are within the applicable scope of such notice, the revenue from the Group’s passengers and freight transportation business on international routes are exempt from business tax with effect from 1 January 2010.

HUMAN RESOURCES

As of 31 December 2010, the Group had 57,096 employees, the majority of whom worked in the PRC. The Group’s employee compensation is primarily composed of basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees and the Group did not experience a significant loss of employees or encounter any major difficulties in recruiting new employees.

OUTLOOK FOR 2011

The Group would like to caution readers of this announcement that the operations of the Company as an air transport enterprise that performs public service functions is linked closely to the development of the political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a significant extent, subject to the risks associated with geopolitics and the incidence of unexpected events.

The 2010 annual results announcement of the Group includes (but is not limited to) certain forward-looking statements, such as those on the economies of the world including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

In 2011, the global economy is expected to maintain its slow recovery with a weak foundation. The overall economic situation of China is still very complicated and both opportunities and challenges for China’s economic development exist. In 2011, the key target of China’s economic and social development is expected to be a gross domestic product growth of about 8%. Rapid and stable economic growth will create a favorable operating environment for the Group. The aviation industry of the PRC has entered a new upward cycle. For a certain period of time, the aviation industry of the PRC will continue to benefit from the favorable factors under the robust demand. From the perspective of the Group, the upward cycle of the civil aviation industry and the continual growth of household income in the PRC will drive up consumption level and upgrade demand for aviation. Additionally, the integration of the Yangtze River Delta, the expedition of the progress of the development of western China, the strategic positioning of Shanghai as an international financial centre and an international shipping centre, the increasingly enriched tourist resources in Shanghai and local governments’ support for and development of the aviation industry will also contribute to favorable conditions for the development of the Group. In 2011, the operating targets of the Group are to achieve total traffic volume of 13,880 million tonne-kilometres, number of passenger carried of 70.862 million and weight of freight to be transported of 1.627 million tonnes.

In 2011, the Group will also face a series of challenges: the impact of the “four-vertical and four-horizontal” express passenger railway network on the Group’s domestic routes; the competition arising from the trend towards oligopoly and forging of alliances on the international market which will have impact on the Group’s international routes; the potential shortage of air-space resources in the PRC and the pressure created by high oil prices, high inflation and economic and trade disputes.

Based on the initial formulation of its overall strategic planning for the next five years, in line with its strategic targets for 2011 and by implementing such strategies, the Group has clearly defined its focus on the following aspects in 2011:

1.	Refine its safety system and enhance the quality of safety;

2.	Enhance competitiveness and improve profitability;

3.	Intensify the structural adjustment in respect of four areas including its fleet, resources allocation, route network and assets and liabilities, and strengthen its cost control;

4.
Upgrade service quality and brand image, which will include making of client-oriented “precise” services, delivery of “fine” services through increased investment into fixed assets and provision of “detailed” services under a quality service system;

5.	Solidify reform and restructuring and motivate all staff members;

6.	Establish its product system and build up competitive advantage.

SHARE CAPITAL

1.	As at 31 December 2010, the share capital structure of the Company is set out as follows:

				Approximate
			Total number	percentage in
			of shares	shareholding
				(%)
I.	A shares
	1.	Listed shares with trading moratorium	5,120,263,860	45.41
	2.	Listed shares without trading moratorium	2,661,950,000	23.61

II.	H shares		3,494,325,000	30.99

III.	Total number of shares		11,276,538,860	100.00

2.	Substantial shareholders

Shareholders with an interest in 10% or more of any class of the issued shares in the Group as of 31 December 2010 are as follows:

		Approximate
	Number of	percentage in
Name	shares	shareholding
		(%)

China Eastern Air Holding Company (“CEA Holding”)	4,831,375,000	42.84
HKSCC Nominees Limited	3,474,568,399	30.81

Details relating to interests, as at 31 December 2010, of the Company’s directors, supervisors, chief executive officer, members of senior management and those of other person(s) having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance) will be set out in the Company’s 2010 annual report in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

MATERIAL MATTERS

1.	Dividends

According to the financial statements prepared in accordance with the PRC Accounting Standards, as of 31 December 2010, the accumulated profit of the Company is negative. The Board does not recommend payment of any dividend for 2010. The profit appropriation proposal for 2010 will be set forth at the 2010 annual general meeting for consideration.

2.	Purchase, sale or redemption of securities

During the financial year of 2010, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“Securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

3.	Material litigation

As at 31 December 2010,the Group was not involved in any litigation, arbitration or claim of material importance.

4.	Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices for the year ended 31 December 2010 met the requirements under the provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

5.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has had discussions with the Board regarding the internal controls and financial reporting issues, including a review of the consolidated results prepared under IFRS for the year ended 31 December 2010.

The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Group.

6.	Changes in personnel

Name	Date of appointment/ termination	Approval organization	Position

Termination

Hu Honggao	19 March 2010	the 33rd meeting of the fifth session of the Board	Independent Nonexecutive Director

Zhou Ruijin	19 March 2010	the 33rd meeting of the fifth session of the Board	Independent Nonexecutive Director

Wu Baiwang	28 June 2010	the 2nd regular meeting of the Board in 2010	Independent Nonexecutive Director

Xie Rong	28 June 2010	the 2nd regular meeting of the Board in 2010	Independent Nonexecutive Director

Fan Ru	6 May 2010	the 37th meeting of the fifth session of the Board	Vice President

Name	Date of appointment/ termination	Approval organization	Position

Appointment

Wu Xiaogen	19 March 2010	the first extraordinary general meeting in 2010	Independent Nonexecutive Director

Ji Weidong	19 March 2010	the first extraordinary general meeting in 2010	Independent Nonexecutive Director

Shao Ruiqing	28 June 2010	the 2009 annual general meeting	Independent Nonexecutive Director

Tang Bing	1 February 2010	the 35rd meeting of the fifth session of the Board	Vice President

7.	Change of particulars of directors and supervisors under Rule 13.51B(1) of the Listing Rules

Mr. Xu Zhao, a supervisor of the Company, was appointed as an independent non-executive director of Yingde Gases Group Company Limited, a company listed on the Stock Exchange, with effect from 12 September 2009.

Mr. Wu Xiaogen, an independent non-executive director of the Company, was appointed as an independent non-executive director of China Petroleum & Chemical Corporation, a company listed on the Stock Exchange, with effect from 18 May 2010.

Mr. Ma Xulun, a director of the Company, was appointed as a director and the chairman of 上海航空有限公司 (Shanghai Airlines Co., Ltd), a subsidiary of the Company, with effect from September 2010.

8.	Miscellaneous

The Company wishes to highlight the following information:

1.
On 10 July 2009, the Company entered into an agreement with Shanghai Airlines in relation to the absorption of Shanghai Airlines by way of the issuance of new A shares of the Company in exchange for the existing issued shares of Shanghai Airlines on the basis of 1.3 A shares of the Company for every existing issued share of Shanghai Airlines. The exchange of A shares was completed on 28 January 2010. As of 28 January 2010, the identifiable net liabilities of Shanghai Airlines acquired by the Company had a book value of approximately RMB776 million and a fair value of approximately RMB2,151 million. Details are set out in the announcements of the Company issued in Hong Kong dated 10 July 2009, 10 August 2009, 10 September 2009, 9 October 2009, 7 January 2010, 11 January 2010, 13 January 2010, 18 January 2010, 26 January 2010, 28 January 2010, 26 February 2010, 30 March 2010, 30 April 2010, 31 May 2010, 30 June 2010 and 30 July 2010, 30 August 2010, 29 September 2010, 29 October 2010, 30 November 2010 and 4 January 2011 and the circular of the Company dated 25 August 2009.

At the extraordinary general meeting of the Company held on 9 October 2009, the Board was authorized by the shareholders of the Company to make such appropriate and necessary amendments to the Company’s articles of association as the Board thinks fit to reflect such increases in the registered capital and change of shareholding of the Company as a result of the completion of the exchange of A shares mentioned above. With completion of the exchange of A shares on 28 January 2010 and the listing of the issued A shares of the Company as a result of the said exchange of A shares commencing on 2 February 2010, the corresponding amendments made to certain articles of association of the Company as a result of the completion of the said absorption became effective on 2 February 2010. For details, please refer to the announcement of the Company issued in Hong Kong dated 2 February 2010.

2.
On 12 January 2010, the Company, 江蘇省國信資產管理集團有限公司 (Jiangsu Guoxin Investment Group Limited), 江蘇交通控股公司 (Jiangsu Communication Holding Limited) (formerly known as 江蘇航空產業集團有限責任公司 (Jiangsu Aviation Industry Group Company Limited)) and 南京市投資公司 (Nanjing Investment Company) (together referred to as the “Shareholders”) entered into the CEA Jiangsu Joint Venture Capital Increase Agreement, pursuant to which the Shareholders unanimously agreed to increase the share capital of 中國東方 航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Ltd.) (“CEA Jiangsu”) according to the existing proportion of their respective shareholding interests in CEA Jiangsu, and the registered capital of CEA Jiangsu shall be increased from RMB880 million to RMB2,000 million. For details, please refer to the overseas regulatory announcement of the Company issued in Hong Kong dated 12 January 2010.

3.
On 24 March 2010, the Company and 東方航空傳媒有限公司 (Eastern Aviation Advertising Company Limited) (“ CEA Media ”) entered into an agreement, pursuant to which the Company agreed to grant CEA Media exclusive rights to operate the media resources of the Company. CEA Media is interested as to 55% by, and thus an associate of, CEA Holding, which is a substantial shareholder of the Company. As such, CEA Media is a connected person of the Company and the transaction constitutes a continuing connected transaction of the Company under the Listing Rules. For details, please refer to the announcement of the Company issued in Hong Kong dated 24 March 2010.

4.
On 26 July 2010, the State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province (“Yunnan SASAC”) and the Company entered into an agreement, pursuant to which Yunnan SASAC and the Company agreed to jointly establish 東方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation) (the “Joint Venture”). Pursuant to the Agreement, the registered capital of the Joint Venture shall be contributed as to 65% by the Company and 35% by Yunnan SASAC, respectively. For details, please refer to the announcement of the Company issued in Hong Kong dated 26 July 2010.

5.
On 28 July 2010, Shanghai Airlines and 上海航空國際旅 遊（集團 ）有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) (“SA Travel”) entered into an agreement with 東方航空進出口有限公司 (Eastern Aviation Import & Export Company) (“CEA Import & Export”), pursuant to which Shanghai Airlines agreed to sell and CEA Import & Export agreed to purchase 89.72% of the entire issued share capital of 上海航空進出口有限公司 (Shanghai Aviation Import & Export Co., Ltd.) (“SA Import & Export”), and SA Travel agreed to sell and CEA Import & Export agreed to purchase 10.28% of the entire issued share capital of SA Import & Export (the “SA Import & Export Disposal”).

On 28 July 2010, Shanghai Airlines and 上海上航實業有限公司 (Shanghai Airlines Industry Co., Ltd.) (“SA Industry”) entered into an agreement with 東方航空食 品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) (“CEA Catering”), pursuant to which Shanghai Airlines agreed to sell and CEA Catering agreed to purchase 50% of the entire issued share capital of 上海航空食品有限公司 (Shanghai Air Catering Co., Ltd.) (“SA Catering”), and SA Industry agreed to sell and CEA Catering agreed to purchase 20% of the entire issued share capital of SA Catering (the “SA Catering Disposal”).

On 28 July 2010, Shanghai Airlines and SA Travel entered into an agreement with CEA Media, pursuant to which Shanghai Airlines agreed to sell and CEA Media agreed to purchase 49% of the entire issued share capital of 上海航空傳播有限公 司 (Shanghai Airlines Communication Co., Ltd.) (“SA Media”), and SA Travel agreed to sell and CEA Media agreed to purchase 51% of the entire issued share capital of SA Media (the “SA Media Disposal”).

Each of CEA Import & Export, CEA Catering and CEA Media is interested as to 55% by, and thus an associate of, CEA Holding, which is a substantial shareholder of the Company. As such, each of CEA Import & Export, CEA Catering and CEA Media is a connected person of the Company and each of the SA Import & Export Disposal, the SA Catering Disposal and the SA Media Disposal constitutes a connected transaction of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 28 July 2010.

6.
The authorised representative in Hong Kong (for the purpose of Section 333 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong) of the Company has been changed from Mr. Cheung Sau Ting to Mr. Zhang Youjun with effect from 30 July 2010. For details, please refer to the announcement of the Company issued in Hong Kong dated 30 July 2010.

7.
With effect from 10 August 2010 (Eastern Standard Time), the ratio for its American Depository Shares (the “ADS”) representing H shares of the Company (“H Shares”) changed, from: one (1) ADS representing one hundred (100) H Shares to one (1) ADS representing fifty (50) H Shares. For details, please refer to the overseas regulatory announcement of the Company issued in Hong Kong dated 6 August 2010.

8.
In 2010, the caps for the continuing connected transactions related to daily operations as considered and approved by the Board of the Company and on general meetings, and their actual amounts are as follows:

	Incurred up to 31 December	The approved 2010 annual caps
Category	2010	as estimated
	(RMB million)	(RMB million)

Financial services (balance of deposit)	1,137	2,500
Catering services	544.49	621.49
Import and export agency services	59.64	69.5
Maintenance services	2.97	27.8
Property leasing	55.14	60
Advertising agency services	20.21	26
Media resources operation services	12	30
Sales agency services (agency fee)	18.8	46.25
Automobile repairing services	39.8	58.3

For details, please refer to the announcement and the circular of the Company issued in Hong Kong dated 15 October 2010 and 29 October 2010 respectively.

9.
On 29 October 2010, the Company entered into two agreements with CEA Holding, pursuant to which the Company agreed to acquire 5% equity interests in 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Company., Ltd.) (“Flight Training Company”) held by CEA Holding and 14.14% equity interests in 東航大酒店有限公司 (Eastern Airlines Hotel Co., Ltd.) (“Eastern Airlines Hotel”) held by CEA Holding. Prior to these equity transfers, the Company held 95% equity interests in Flight Training Company and 85.86% equity interests in Eastern Airlines Hotel respectively. As CEA Holding directly and indirectly holds approximately 59.94% equity interests in the Company, CEA Holding is a connected person of the Company and the transactions contemplated under the said equity transfer agreements constitute connected transactions of the Company pursuant to the 上海證券交易所股票上市規則 (Rules Governing Listing of Securities on the Shanghai Stock Exchange). For details, please refer to the overseas regulatory announcement of the Company issued in Hong Kong dated 29 October 2010.

10.
On 20 December 2010, the Company, 中國遠洋運輸（集團）總公司(China Ocean Shipping (Group) Company) (the “COSCO Group”), Concord Pacific Limited and Singapore Airlines Cargo Pte Ltd. (“Singapore Cargo Airlines”) entered into a capital increase agreement, pursuant to which the Company has agreed to contribute RMB1.0455 billion, COSCO Group has agreed to contribute RMB348.5 million, Concord Pacific Limited has agreed to contribute RMB328 million and Singapore Cargo Airlines contributed RMB328 million to 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.) (“China Cargo Airlines”) respectively.

On 20 December 2010, China Cargo Airlines and 上海國際貨運航空有限公司 (Shanghai Airlines Cargo International Co., Ltd.) (“Shanghai Cargo Airlines”) entered into an asset acquisition agreement, pursuant to which the core cargo air transportation business and related assets of Shanghai Cargo Airlines shall be acquired by China Cargo Airlines. The preliminary transfer price is RMB29.316 million (the final amount is subject to the filing of the assets appraisal report with and confirmation by the state-owned assets authorities).

On 20 December 2010, China Cargo Airlines (as purchaser) and Great Wall Airlines (as vendor) entered into an agreement for the acquisition of all valuable business carried on by, and all valuable assets of, Great Wall Airlines, at RMB386,855,000 (subject to adjustments). Since CEA Holding is the controlling shareholder of the Company, Great Wall Airlines, being a subsidiary of CEA Holding, is a connected person of the Company for the purpose of the Listing Rules. Hence, the transaction between China Cargo Airlines and Great Wall Airlines constitutes a connected transaction of the Company as defined under Rule 14A.13 of the Listing Rules. For details of the aforesaid agreement, please refer to the announcement of the Company issued in Hong Kong dated 20 December 2010.

11.
On 30 December 2010 , the Company entered into an aircraft purchase agreement with Airbus SAS in Shanghai regarding the purchase of fifty Airbus A320 series aircraft. For details, please refer to the announcement and the circular of the Company issued in Hong Kong dated 30 December 2010 and 25 February 2011 respectively.

By order of the Board
China Eastern Airlines Corporation Limited
Liu Shaoyong
Chairman

Shanghai, the People’s Republic of China
30 March 2011

The directors of the Company, as at the date hereof, are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)